Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Releases First Half 2008 Production Results

     "Seabee Mine Production On Track With 2008 Target"

     Toronto Stock Exchange Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, July 8 /CNW/ - Claude Resources Inc. (CRJ.TSX : CGR.AMEX)
today reported First Half 2008 gold production results of 19,953 ounces from the Company's Seabee mining operation, an increase of 17% over the First Half
2007.
     The Company is on track with its previously announced production target of 48,000 to 52,000 ounces for 2008. The stated expectation at the beginning of 2008 was that 40% of production would take place in the first half of 2008 and 60% in the second half. The 2008 target range represents an increase of 8%
to 17% over 2007 production.
     "The 2008 production target has been raised above 2007 results because of the investment Claude Resources made at the Seabee mining operation, much of which was facilitated by its recent debenture offering," stated Vice President of Mining Operations Philip Ng. "Production results that are on target, year to date, are proving the value of that investment."
     In 2007 the capacity of the Seabee mill was expanded. In early 2008, rolling stock was significantly upgraded, enabling Claude to get more ore to the mill. Ongoing is the development of satellite deposits at Santoy 8 and
Porky West that give the Company access to additional gold resources beyond those at the Seabee Mine and Santoy 7 Mine.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 820,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Philip Ng, Vice President Mining Operations, (306)
668-7505; Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 08:00e 08-JUL-08